

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File No. 333 - 109253

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2003 AND 2002

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Co-trustees
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP

Chicago, Illinois
June 24, 2004

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002
Assets		
Cash	$ 1,500	$ 2,150
Investments	5,501,556	4,702,098
Due from brokers	7,691	3,387
Other receivables	-	5,209
Total assets	5,510,747	4,712,844
Liabilities		
Due to brokers	2,459	5,898
Other	438	-
Total liabilities	2,897	5,898
NET ASSETS AVAILABLE FOR BENEFITS	$5,507,850	$4,706,946

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003
(Dollars in thousands)

ADDITIONS	
Contributions	
Employer	$ 125,841
Participant	243,033
Total contributions	368,874
Investment income	
Net appreciation in fair value of investments	725,283
Interest and dividends	126,878
Other	63
Total investment income	852,224
Total additions	1,221,098
DEDUCTIONS	
Benefits paid to participants	(419,660)
Other expenses	(534)
Total deductions	(420,194)
NET INCREASE	800,904
Net assets available for benefits	
Beginning of year	4,706,946
End of year	$ 5,507,850

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda Chemical Industries, Ltd. of Japan), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Putnam Fiduciary Trust Company ("Putnam") serves as trustee of the Plan. Three Abbott officers serve as co-trustees of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Contributions and Vesting

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Eligible earnings are an employee's regular base pay, including overtime and sales bonuses. Participants may choose to make their contributions from either pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. During 2002 and through March 31, 2003, the Trustee invested such funds in Abbott common stock periodically in accordance with stock-trading procedures established by the Committee and agreed to by the Trustee. Effective April 1, 2003, employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Cash dividends on shares of Abbott common stock are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid, or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

During 2002 and through March 31, 2003, the Plan offered seven investment options: Abbott common stock, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund.

On April 1, 2003, the Plan replaced the Putnam S&P 500 Index Fund with the Vanguard Institutional Index Fund and all balances in the Putnam S&P 500 Index Fund were transferred to the Vanguard Institutional Index Fund. The Plan also added four other investment options: Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, and Vanguard Extended Market Index Fund.

Participants at any age may direct the trustee to sell all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001, and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001, is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Non-vested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (1) used to restore any forfeitures of participants who returned to service with Abbott within a given period of time and (2) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2003, forfeitures reduced Abbott's contributions by approximately $859,000. Approximately $6,000 of forfeitures were available at the end of 2003 to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The SRP Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts), and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield and crediting interest rates were approximately 5% for both 2003 and 2002. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2003 and 2002, was $576,233,000 and $479,024,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam is the trustee and record keeper. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Record keeping and Putnam administration fees are paid by Abbott.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2003 and 2002 (dollars in thousands):

	2003	2002
Abbott common stock	$3,918,204	$3,574,592

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2003 and 2002, is presented below:

	2003	2002
Abbott common stock, 84,081,628 and 89,364,801 shares, respectively (dollars in thousands)	$3,918,204	$3,574,592
Market value per share	$46.60	$40.00

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$155,256
Collective trust fund	(3,118)
Common stock	573,145
	$725,283

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Abbott common stock.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SUBSEQUENT EVENT

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. ("Hospira"). Abbott shareholders received one share of Hospira stock for every ten shares of Abbott stock owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their account or transfer it to another investment option.

Hospira established a new retirement plan for its employees. On April 30, 2004, approximately 7,600 participants in, and $796 million of assets held by, the Plan were transferred to the Hospira 401(k) Retirement Savings Plan.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares, 84,081,628 shares				$3,918,204
Mutual funds				
*Putnam Voyager Fund, Class Y shares; 15,327,274				249,987
*Putnam Fund for Growth and Income, Class Y Shares; 7,200,823				127,671
*George Putnam Fund of Boston, Class Y Shares; 3,854,844				65,609
*Putnam International Growth Fund, Class Y Shares; 3,616,759				75,156
Growth Fund of America, Class R5 Shares; 2,405,787				59,086
Investment Company of America Fund, Class R5 Shares; 1,000,621				28,858
Washington Mutual Investors Fund, Class R5 Shares; 1,147,894				33,025
Vanguard Extended Market Index Fund, Shares; 1,716,836				45,788
Vanguard Institutional Index Fund, Shares; 1,760,737				179,208
*Loans to participants, 4% to 9.5%				174,823
SRP Stable Value Fund, guaranteed investment contracts				
AIG Life Insurance Co.	6.01%	03/31/04		2,669
Allstate Life Ins. Co.	7.85	06/30/05		8,009
American International Life of NY	6.17	06/30/04		3,964
Canada Life Assurance Co.	3.70	08/19/05		6,081
Canada Life Assurance Co.	2.56	06/02/06		6,000
Canada Life Assurance Co.	2.95	08/15/06		6,066
CIGNA	6.70	05/16/05		10,004
CIGNA	5.41	02/15/07		13,008
GE Life & Annuity Assurance Co.	7.55	03/31/04		3,858
GE Life & Annuity Assurance Co.	7.25	08/16/04		1,826

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2003
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund, guaranteed investment contracts - Continued				
GE Life & Annuity Assurance Co.	6.26%	02/15/06		$ 8,789
GE Life & Annuity Assurance Co.	5.72	02/15/06		6,133
GE Life & Annuity Assurance Co.	5.80	09/30/07		10,963
GE Life & Annuity Assurance Co.	4.32	11/16/07		8,399
GE Life & Annuity Assurance Co.	4.19	02/05/08		6,227
GE Life & Annuity Assurance Co.	3.70	09/30/08		8,073
GE Life & Annuity Assurance Co.	4.13	01/02/09		10,022
Hartford Life Ins. Co.	6.18	06/29/04		3,932
Hartford Life Ins. Co.	7.39	12/29/05		9,485
Hartford Life Ins. Co.	7.15	12/29/05		4,035
Hartford Life Ins. Co.	5.22	01/29/07		5,065
Hartford Life Ins. Co.	3.74	03/17/08		6,178
Hartford Life Ins. Co.	4.03	04/09/08		6,176
Hartford Life Ins. Co.	4.41	08/15/08		5,088
Hartford Life Ins. Co.	4.24	11/12/08		4,022
John Hancock Mutual Life	5.52	06/30/07		11,030
Mass Mutual	7.11	12/30/04		9,942
Mass Mutual	7.05	06/30/05		7,896
Metropolitan Life Ins. Co.	6.56	03/31/04		2,152
Metropolitan Life Ins. Co.	6.99	03/31/05		5,067
Metropolitan Life Ins. Co.	3.09	12/15/05		5,172
Metropolitan Life Ins. Co.	5.07	03/30/07		15,092
Metropolitan Life Ins. Co.	5.56	06/04/07		5,159
Metropolitan Life Ins. Co.	4.04	09/28/07		10,500
Metropolitan Life Ins. Co.	4.35	01/10/08		5,242
Metropolitan Life Ins. Co.	2.45	02/15/08		10,136
Metropolitan Life Ins. Co.	3.94	08/01/08		5,011
Metropolitan Life Ins. Co.	4.38	11/11/08		6,035
Monumental Life Insurance Co.	5.79	09/30/05		5,072
Monumental Life Insurance Co.	4.81	06/15/06		10,768
Monumental Life Insurance Co.	5.54	01/26/07		14,555
New York Life	7.17	02/15/06		8,125
New York Life	5.27	06/30/06		10,508
New York Life	5.35	04/17/07		6,296
New York Life	5.79	08/15/07		7,328
New York Life	3.93	01/04/08		5,194
New York Life	3.06	06/18/08		14,229
New York Life	3.15	07/30/08		5,080

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2003
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund, guaranteed investment contracts - Continued				
Pacific Life Insurance Co.	4.24%	12/01/08		$ 10,033
Principal Life Insurance Co.	3.34	07/25/04		8,116
Principal Life Insurance Co.	2.80	09/30/04		8,293
Principal Life Insurance Co.	3.65	12/24/04		1,692
Principal Life Insurance Co.	7.24	12/29/05		6,229
Principal Life Insurance Co.	2.37	06/02/06		6,082
Principal Life Insurance Co.	5.43	01/26/07		14,073
Principal Life Insurance Co.	5.72	04/30/07		6,315
Protective Life Insurance Co.	7.28	08/16/04		2,590
Protective Life Insurance Co.	5.58	08/15/05		2,609
Protective Life Insurance Co.	5.45	06/30/06		5,170
Protective Life Insurance Co.	4.17	02/15/08		6,226
Protective Life Insurance Co.	3.22	07/30/08		6,097
Security Life of Denver	7.50	02/15/05		1,509
Security Life of Denver	2.71	02/15/05		6,208
Travelers Insurance Co.	5.82	09/30/05		5,182
Travelers Insurance Co.	6.01	11/15/05		5,837
Travelers Insurance Co.	7.10	02/16/06		15,264
Travelers Insurance Co.	5.35	06/30/06		5,100
Travelers Insurance Co.	4.10	09/30/07		5,051
Travelers Insurance Co.	4.15	12/31/07		5,001
Travelers Insurance Co.	2.36	02/15/08		5,065
United of Omaha Life Ins. Co.	1.41	03/25/05		5,704
SRP Stable Value Fund				
Deutsche Bank Pyramid GIC Fund	3.80			279
Mellon Bank STIF	1.02			50,755
				$5,501,556

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2003 AND 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP

Chicago, Illinois
June 24, 2004

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002
Assets		
Cash	$ 6	$ 221
Investments	182,312	151,258
Due from employer	-	48
Due from brokers	31	21
Total assets	182,349	151,548
Liabilities	3	210
NET ASSETS AVAILABLE FOR BENEFITS	$182,346	$151,338

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003
(Dollars in thousands)

ADDITIONS	
Contributions	
Employer	$ 5,057
Participant	8,984
Total contributions	14,041
Investment income	
Net appreciation in fair value of investments	22,713
Interest and dividends	4,282
Total investment income	26,995
Total additions	41,036
DEDUCTIONS	
Benefits paid to participants	(9,939)
Other expenses	(89)
Total deductions	(10,028)
NET INCREASE	31,008
Net assets available for benefits	
Beginning of year	151,338
End of year	$182,346

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company"), may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by a trustee (the "Trustee"), a custodian (the "Custodian") and a committee (the "Committee"). The Trustee is Banco Popular de Puerto Rico. The Custodian is Putnam Fiduciary Trust Company ("Putnam"). Three officers of Abbott are members of the Committee.

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Eligible earnings are an employee's regular base pay, including overtime and sales bonuses. Participants may choose to make their contributions from either pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. During 2002 and through March 31, 2003, the Trustee invested such funds in Abbott common stock periodically in accordance with stock-trading procedures established by the Committee and agreed to by the Trustee. Effective April 1, 2003, employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

During 2002 and through March 31, 2003, the Plan offered seven investment options: Abbott common stock, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund.

On April 1, 2003, the Plan replaced the Putnam S&P 500 Index Fund with the Vanguard Institutional Index Fund and all balances in the Putnam S&P 500 Index Fund were transferred to the Vanguard Institutional Index Fund. The Plan also added four other investment options: Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, and Vanguard Extended Market Index Fund.

Participants at any age may direct the Trustee to sell all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001, and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001, is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Non-vested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (1) used to restore any forfeitures of participants who returned to service with the Company within a given period of time and (2) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2003, there were no forfeitures used to reduce Abbott's contributions. Forfeitures in the amount of approximately $9,000 were available at the end of 2003 to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions - Continued

Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

The Putnam Stable Value Fund is a collective trust fund which invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 5% for both 2003 and 2002, respectively. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam is the custodian and record keeper. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Other record keeping and Putnam administration fees are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2003 and 2002 (dollars in thousands):

	2003	2002
Abbott common stock	$149,048	$124,173
Loans to Participants	19,902	18,218

NOTE C - INVESTMENTS - Continued

Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2003 and 2002, is presented below:

	2003	2002
Abbott common stock, 3,198,464 and 3,104,311 shares, respectively (dollars in thousands)	$149,048	$124,173
Market value per share	$46.60	$40.00

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 1,492
Collective trust fund	(23)
Common stock	21,244
	$22,713

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets are invested in Abbott common stock.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and consequently is exempt from local income tax. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - SUBSEQUENT EVENT

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. Abbott shareholders received one share of Hospira stock for every ten shares of Abbott stock owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their account or transfer it to another investment option.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares, 3,198,464 shares		$149,048
Mutual funds		
*Putnam Voyager Fund, Class Y shares; 213,891		3,489
*Putnam Fund for Growth and Income, Class Y Shares; 95,481		1,693
*George Putnam Fund of Boston, Class Y Shares; 51,132		870
*Putnam International Growth Fund, Class Y Shares; 24,183		503
Growth Fund of America, Class R5 Shares; 10,980		270
Investment Company of America Fund, Class R5 Shares; 1,979		57
Washington Mutual Investors Fund, Class R5 Shares; 2,861		82
Vanguard Extended Market Index Fund, Shares; 6,616		176
Vanguard Institutional Index Fund, Shares; 12,391		1,261
Collective trust fund		
*Putnam Stable Value Fund, Class Y shares; 4,971,670		4,961
*Loans to participants, 4% to 9.5%		19,902
		$182,312

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

The accompanying notes are an integral part of this schedule.

EXHIBITS

23.1 Consent of Independent Public Accountants - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Public Accountants - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: 

Thomas M. Wascoe
Plan Administrator

Date: June 24, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Public Accountants - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Public Accountants - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180 and 333-109253).

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 24, 2004

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180 and 333-109253).

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 24, 2004

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International